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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

October 20, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Ms. Dobelbower:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Xtrackers Low Beta High Yield Bond ETF (formerly, Deutsche X-trackers Low Beta High Yield Bond ETF), a new series of the Trust (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2017. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	In the “Summary – Principal Investment Strategies” section of the Fund’s prospectus, please define the eligible universe from which securities may be selected.

	Response 1.	The disclosure has been revised accordingly.

Comment 2.	In the “Summary – Principal Investment Strategies” section of the Fund’s prospectus, please revise the disclosure to indicate that the Fund may invest in U.S. dollar-denominated high yield corporate bonds of foreign or domestic issuers.

	Response 2.	The disclosure has been revised accordingly.

Comment 3.	In the “Summary – Principal Investment Strategies” section of the Fund’s prospectus, the disclosure states that the Underlying Index for the Fund is reconstituted and rebalanced on a monthly basis. Please disclose whether the portfolio holdings of the Fund are also reconstituted and rebalanced on a monthly basis.

	Response 3.	The disclosure has been revised accordingly.

Comment 4.	Please consider whether a “sector concentration risk” should be added to the “Summary - Main Risks” section of the Fund’s prospectus.

	Response 4.	The Trust has added disclosure for each sector in which the Fund is concentrated greater than 15%, consistent with its current practice for all series of the Trust.

Comment 5.	Please consider adding disclosure with respect to any country or region in which the Fund is concentrated.

	Response 5.	The Trust currently includes a “Geographic concentration risk” that discloses any countries in which the Fund has invested greater than 15% of its assets. Additionally, the Trust includes specific disclosure with respect to such countries in the Item 9 section of the prospectus.

Comment 6.	In the “Summary – Principal Investment Strategies” section of the Fund’s prospectus, the “Indexing risk” factor states that the Fund’s effective exposure to Underlying Index securities may be greater or less than 100%. Please clarify the method in which the Fund achieves this effective exposure of greater than 100%. If the Fund does so through the use of derivatives as a principal investment strategy, please include corresponding disclosure.

	Response 6.	The disclosure has been revised accordingly.

Comment 7.	Please include “Passive investment risk,” currently in the “Additional Information about the Fund’s Principal Investment Strategies, Underlying Index and Risks – Further Discussion of Main Risks” section of the Fund’s prospectus in the section entitled “Summary - Main Risks.”

	Response 7.	The Trust has incorporated the information formerly in “Passive investment risk” into “Indexing risk,” which currently appears in both the Item 4 and Item 9 sections of the prospectus.

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If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz